Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261
Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

March 22, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Pre-Effective Amendment No. 7 to Registration Statement on Form S-1
File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated March 16, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 7 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to prior comment 1. Although Ms. Lou and Mr. Qiu are board representatives, it is unclear that these individuals exercise voting and dispositive control over the shares held by De-haier Investment Holdings, Ltd. Rather, it would appear that Milestone Capital Management, Limited, exercises voting and/or dispositive control over the shares held by De-haier Investment Holdings, Ltd. Please advise and, as appropriate, revise footnote (5).

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

March 22, 2010

Dehaier has revised footnote 5 to read as follows:

Milestone Capital Management Limited, the sole shareholder of De-haier Investment Holdings Ltd., has discretionary authority to vote and dispose of the 527,693 shares held by De-haier Investment Holdings Ltd. Ms. Yunli Lou and Mr. Liping Qiu in their capacities as managers of Milestone Capital Management Limited, may also be deemed to have investment discretion and voting power over the shares held by De-haier Investment Holdings Ltd. Ms. Lou and Mr. Qiu disclaim any such beneficial ownership of the shares.

Supplementally, Dehaier has revised Footnote 3 to its corporate structure chart at pages 7 and 33 to read as follows:

De-haier Investment Holdings Ltd, a British Virgin Islands company wholly owned by Milestone Capital Management Limited, obtained these shares in our first round of venture capital financing. These Series A preferred shares were converted into our common shares as of October 31, 2009. Ms. Yunli Lou and Mr. Liping Qiu, who are managers of Milestone Capital Management Limited, currently serve on the board of directors of BDL, the majority owned subsidiary of Dehaier.

2.	We note that counsel consents to the use of “[its] name under the caption in the Registration Statement.” Please revise to clarify that counsel consents to being named in the registration statement.

Counsel has revised the referenced sentence to read as follows:

We consent to the filing of this opinion as an exhibit to the Registration Statement, and we further consent to the use of our name in the Registration Statement and the prospectus that forms a part thereof.

Supplementally, Dehaier advises Commission Staff that it has included additional disclosure regarding repayment of the ICBC loan. Such disclosure appears under the headings “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Our Business—Recent Corporate Developments.” Additionally, Dehaier has added disclosure to reflect that the Make-Good Shares have been placed in escrow.

Daniel Morris, Esq.

Securities and Exchange Commission

March 22, 2010

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Seventh Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch

Anthony W. Basch

cc:	Mr. Ping Chen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of Seventh Pre-Effective Amendment to
Sixth Pre-Effective Amendment of Registration Statement on Form S-1
(Under separate cover)